January 22, 2013

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Aéropostale, Inc.
Form 10-K for Fiscal Year Ended
January 28, 2012
Filed March 28, 2012
File No. 001-31314

Dear Mr. Reynolds:

Set forth below is our response to the Commission's comments given by letter, File No. 001-31314, dated January 9, 2013 regarding the above referenced filing. We have included the comment from that letter along with our response. Our response appears immediately below the comment:

Staff Comment #1 -
DEF 14A, filed May 4, 2012
Executive Compensation, page 53:

Staff's comment - We note the table on page 17 of the definitive proxy statement filed May 4, 2012 that reflects the target versus actual fiscal 2011 compensation. Please confirm that in future filings you will not present this alternate table more prominently than the summary compensation table. In addition, please confirm that in future filings you will disclose that this alternative table is not a substitute for the summary compensation table. Lastly, please confirm that in future filings you will explain the differences between the compensation reflected in the alternate table and the summary compensation table. Please provide draft disclosure. For guidance see the Staff Observations in the Review of Executive Compensation Disclosure at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Response - We acknowledge the staff's comment. We have no present intention of including the table that was on page 17 of the definitive proxy statement filed May 4, 2012 that reflected target versus actual compensation (the “Alternate Table”), in any of our future filings. Accordingly, in future filings we will not present the Alternate Table more prominently than the summary compensation table. In addition, in future filings, if we choose to provide this Alternate Table again, then we will disclose that this Alternate Table is not a substitute for the summary compensation table. Lastly, in future filings, if we choose to provide this Alternate Table again, then we will explain the differences between the compensation reflected in the Alternate Table and the summary compensation table.

112 West 34th Street • 22nd Floor • New York, NY 10120 • Phone (646) 452-1851 • Fax (646) 619-4873

The Company also acknowledges that:

•the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relative to our response, kindly contact the undersigned at your convenience.

Sincerely,

/s/ Edward M. Slezak

Edward M. Slezak
General Counsel and Secretary

CC:	Thomas P. Johnson, CEO
Michael J. Cunningham, President
Marc D. Miller, Chief Financial Officer

112 West 34th Street • 22nd Floor • New York, NY 10120 • Phone (646) 452-1851 • Fax (646) 619-4873